 Exhibit 99.2

GLOBAL PARTNER ACQUISITION CORP. AND PURPLE INNOVATION, LLC ANNOUNCE LETTER OF INTENT FOR BUSINESS COMBINATION

FOR IMMEDIATE RELEASE

New York, NY and Alpine, UT July 27, 2017 – Global Partner Acquisition Corp. (NASDAQ: GPAC; GPACW; GPACU), a special purpose acquisition company (“GPAC”), and Purple Innovation, LLC (“Purple”) jointly announced today that on July 24, 2017 they entered into a non-binding letter of intent relating to a business combination (the “LOI”), pursuant to which Purple would become a publicly traded company.

Summary of Transaction

Under the terms of the LOI, GPAC and Purple intend to enter into a definitive agreement, pursuant to which GPAC would acquire Purple based on an enterprise value of $1.1 billion, with GPAC paying a portion of the purchase price in cash to the current equity holders (currently anticipated to be approximately $90 million) and with the remainder being paid in rollover equity interests in the combined public company, subject to customary adjustments. Additional cash will be going to the balance sheet of Purple.

As contemplated by the LOI, Purple founders Terry and Tony Pearce would retain a majority shareholder position in the combined public company with Sam Bernards continuing to lead the combined company as CEO. Founders Terry and Tony Pearce will remain with the combined company.

The net cash proceeds from this transaction that are not distributed to Purple’s shareholders are expected to provide Purple with additional growth capital, allowing Purple to continue executing its long-term growth plan while providing Purple with greater access to capital to fund future innovation and acquisitions.

Completion of the business combination is subject to, among other matters, GPAC and Purple entering into a definitive agreement for the business combination and completing their due diligence investigation of the other, approval by GPAC stockholders and other closing conditions to be included in the merger agreement.

Paul Zepf, CEO of GPAC, said, “I believe Purple is a tremendous merger partner for GPAC, given its powerful brand and highly differentiated portfolio of comfort technology solutions. The company’s revolutionary products, vertically integrated design and manufacturing expertise, and world-class marketing capabilities ideally position the company to disrupt multiple massive industries that are ripe for innovation. We are also very excited by Purple’s financial model that displays a unique combination of growth, scale, and profitability. We are pleased to partner with Terry, Tony and Sam and look forward to their continued leadership of Purple.”

Purple is a leading comfort technology company which designs and manufactures products to improve how people sleep, sit, and stand. It designs and manufactures a range of comfort technology products, including mattresses, pillows, and cushions, using its patented Hyper-Elastic Polymer® technology designed to improve comfort. Purple’s founders, Terry and Tony Pearce, have a 20-year history developing innovative comfort technology and, prior to and separate from the launch of Purple, have developed and licensed numerous technologies to notable global brands.

Terry Pearce said, “We are excited to become a publicly traded company through our merger with GPAC. The GPAC team is an ideal partner led by experienced public market investors and executives that will add significant value to Purple. We believe Purple is uniquely positioned in the market and this transaction will allow us to better take advantage of our large market opportunity and continue our rapid, profitable growth.”

Purple’s intellectual property, history of innovation of its founders, and deep vertical integration, including proprietary equipment and design and manufacturing expertise, create a significant competitive moat and differentiate Purple from many competitors that outsource production of their products. Purple’s growth is also supported by a top-notch marketing team that has generated strong brand awareness and has driven customer acquisitions. Purple’s marketing team has also generated a large social media following that is highly engaged with the Purple brand.

Purple markets and sells its products through direct-to-consumer and traditional retail channels. The legacy mattress industry is inefficient, and is characterized by aggressive mark-ups, dated products, and limited innovation. Purple believes there is significant opportunity for further direct-to-consumer penetration within the overall mattress market and that it is one of the leaders of this trend. Direct-to-consumer companies are benefiting from trends including older demographics experiencing discomfort and increasing spending from health-conscious younger demographics. Consumers across demographics are increasingly shopping online, using mobile devices and social media to inform shopping behavior, all of which benefit Purple’s direct-to-consumer and multi-channel distribution strategies.

Purple is pursuing partnerships and opportunities to support its multi-channel distribution strategy. Purple announced in May 2017 plans for an initial test with Mattress Firm to prominently feature Purple’s products in select retail locations. Mattress Firm has approximately 3,500 locations across the US, representing a significant opportunity for Purple. Purple has numerous product, channel, and geographic expansion opportunities that it anticipates will drive significant growth.

Deutsche Bank Securities Inc., Piper Jaffray Companies, and Raymond James & Associates, Inc. are serving as financial and capital markets advisors to GPAC. Headwaters MB LLC is serving as financial advisor to Purple. Ellenoff Grossman & Schole LLP is acting as legal advisor to GPAC, and Dorsey & Whitney LLP is acting as legal advisor to Purple.

About Purple

Purple is a leading comfort technology company, which designs and manufactures products to improve how people sleep, sit, and stand. It offers cushions, pillows, and other comfort products using its proprietary Hyper-Elastic Polymer® technology. All products are focused on founders Terry and Tony Pearce’s vision to improve comfort. Purple continues to be a disruptor to the traditional mattress industry with its innovative products, packaging and shipping, direct-to-consumer sales, and generous trial and return policies.

About Global Partner Acquisition Corp.
Global Partner Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination. GPAC’s units began trading on The NASDAQ Capital Market on July 30, 2015 and its securities trade on NASDAQ under the ticker symbols GPAC, GPACW and GPACU.

Forward Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GPAC’s or Purple’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to enter into a definitive agreement with respect to the proposed business combination or to complete the transactions contemplated by the LOI; matters discovered by Purple or GPAC as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by GPAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Purple’s ability to manage growth; Purple’s ability to execute its plans to develop and market new products and the timing and costs of these development programs; Purple’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Purple’s products; the success of other competing cushioning and bedding technologies that exist or may become available; Purple’s ability to identify and integrate acquisitions; the performance of Purple’s products; rising costs adversely affecting Purple’s profitability; potential litigation involving GPAC or Purple or the validity or enforceability of Purple’s intellectual property; and general economic and market conditions impacting demand for Purple’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither GPAC nor Purple undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, GPAC will file preliminary and definitive proxy statements with the SEC and will mail a definitive proxy statement and other relevant documents to its stockholders. Investors and security holders of GPAC are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with GPAC’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statements will contain important information about the proposed business combination and the parties to it. The definitive proxy statement will be mailed to stockholders of GPAC as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Global Partner Acquisition Corp., c/o Andrew Cook, 1 Rockefeller Plaza, 11th Floor New York, New York 10020, e-mail: info@globalpartnerac.com.

Participants in the Solicitation

GPAC, Purple, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of GPAC stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests in GPAC’s directors and in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 14, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the GPAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of GPAC’s and Purple’s participants in the solicitation, which may, in some cases, be different than those of GPAC’s and Purple’s equity holders generally, will be set forth in the proxy statement relating to the proposed business combination when it becomes available.

Disclaimer
This release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contact information

Global Partner Acquisition Corp.

Paul Zepf

Chief Executive Officer

pzepf@globalpartnerac.com

917-244-4880

Purple Innovation, LLC

For information regarding the transaction, please contact Bill Harrison:

Bill Harrison

Head of Consumer Investment Banking, Headwaters MB LLC

wharrison@headwatersmb.com

917-596-5533

For information regarding Purple products, please contact Savannah Turk:

Savannah Turk

Director of Communications, Purple Innovation, LLC

savannah@onpurple.com

801-756-2600 ext 244

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